EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**05/28/10**
Item IDs	**7.01**
Notify via Filing website Only	**off**
Emails	**jennifer.ackart@raymondjames.com**
	doug.krueger@raymondjames.com
	lisa.williford@raymondjames.com
	stephanie.mailhot@raymondjames.com
	mike.badal@raymondjames.com
	michael.castellani@raymondjames.com
	rjbank-finance@rjlan.rjf.com

Documents

8-K	**k8052810.htm**
	8-K
EX-99.1	**ex99_1.htm**
	Sandler O'Neill Presentation Press Release
GRAPHIC	**logo.jpg**
	Logo
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>05/28/10</value></field>
                <combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8052810.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8052810.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>Sandler O'Neill Presentation Press Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>Logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>PDF</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>lisa.williford@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>stephanie.mailhot@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_5"><value>michael.castellani@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 28, 2010
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On May 28, 2010, the Company issued a press release to announce that it will present at the Sandler O'Neill & Partners, L.P. Global Exchange and Brokerage Conference on June 3, 2010 at 9 a.m. EDT. Links to the webcast and presentation slides will be available on the Company's website www.RaymondJames.com.

Exhibit No.

    99.1 Press release dated May 28, 2010 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 1, 2010

By: /s/ Jeffrey P. Julien
        Jeffrey P. Julien
        Executive Vice President - Finance
        and Chief Financial Officer



May 28, 2010   FOR IMMEDIATE RELEASE

RAYMOND JAMES TO PRESENT AT SANDLER O'NEILL
GLOBAL EXCHANGE AND BROKERAGE CONFERENCE

ST. PETERSBURG, Fla. – Raymond James Financial, Inc. announced today that CEO Paul Reilly, CFO Jeff Julien and Raymond James Bank President Steve Raney will speak at the Sandler O'Neill + Partners, L.P. Global Exchange and Brokerage Conference on Thursday, June 3, at 9 a.m. EDT in New York.

Links to the webcast and presentation slides will be available on raymondjames.com under About our Company, Investor Relations, Presentations and Webcasts. The session will also be available via audio conference by dialing 877-253-8059 and using pass code 1079263715#.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,300 financial advisors serving approximately 1.9 million accounts in 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are currently $246 billion, of which approximately $32.8 billion are managed by the firm's asset management subsidiaries.

-30-

For more information, contact Tammy Eitel at 727-567-2824

Please visit the Raymond James Press Center at raymondjames.com/media